UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2020

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd.

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Election of Directors

On February 11, 2020, Mr. Horng-Dar Lin was elected as a member of the Board of Directors of Taiwan Liposome Company, Ltd. (the “Company”) at the Company’s First Extraordinary General Meeting of 2020. Mr. Lin was also appointed to serve on the Audit Committee and Compensation Committee of the Board.

Mr. Lin has more than 10 years of industry experience and leadership. Mr. Lin has been the Chairman of Tanvex BioPharma, Inc. since December 2018, Chairman of AP Biosciences, Inc. since January 2019 and President of Cho Pharma, Inc. since August 2019. Previously, Mr. Lin was a Partner of Winston & Strawn LLP, an international law firm, from March 2014 to March 2017. From 2013 to 2014, Mr. Lin was a sole practitioner at Sovereign Law Office, a law firm which he founded. From 2010 to 2013, Mr. Lin was a Vice President and special assistant to Chairman at Hon Hai Precision Ind. Co., Ltd. (aka Foxconn Group), a contract manufacturing company. From 2006 to 2009, he was a senior attorney at the international law firm of Finnegan, Henderson, Farabow, Garrett & Dunner, LLP. From 2000 to 2005, Mr. Lin was a Judge at Taiwan Taipei District Court. Mr. Lin earned his LL.M. from Columbia Law School and Soochow University in Taipei, Taiwan, and Bachelor’s degree in Chemistry from National Taiwan University in Taipei, Taiwan.

Results of Operations and Financial Condition

In February 2020, the Company issued a press release announcing its preliminary financial results for the year ended December 31, 2019.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press release, dated February 11, 2020, entitled “TLC Reports Fiscal Year End 2019 Financial Results and Provides Business Update.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: February 11, 2020	By:	/s/ George Yeh
Name: George Yeh
Title: President